Exhibit 12.1

PARKERVISION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007

Pretax loss from continuing operations	$(5,061)	$(14,573)	$(15,028)	$(21,530)	$(23,074)	$(18,213)

Fixed charges:
Estimate of interest portion of rental expense (A)	114	205	219	248	226	253

Total Earnings	$(4,947)	$(14,368)	$(14,809)	$(21,282)	$(22,848)	$(17,960)

Ratio of earnings to fixed charges	(B)	(C)	(D)	(E)	(F)	(G)

(A)	Estimated as one-third of rental expense.
(B)
Due to the Company’s loss for the six month period ended June 30, 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $5,061 to achieve a coverage ratio of 1:1.

(C)	Due to the Company’s loss in 2011, the ratio coverage was less than 1:1. The Company must generate additional earnings of $14,573 to achieve a coverage ratio of 1:1.
(D)	Due to the Company’s loss in 2010, the ratio coverage was less than 1:1. The Company must generate additional earnings of $15,028 to achieve a coverage ratio of 1:1.
(E)	Due to the Company’s loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $21,530 to achieve a coverage ratio of 1:1.
(F)	Due to the Company’s loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,074 to achieve a coverage ratio of 1:1.
(G)	Due to the Company’s loss in 2007, the ratio coverage was less than 1:1. The Company must generate additional earnings of $18,213 to achieve a coverage ratio of 1:1.